March 16, 2015

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	FlexFridge, Inc.
Registration Statement on Form 10
Filed February 2, 2015
File No. 000-55359

Dear Mr. Spirgel:

This letter is submitted on behalf of FlexFridge, Inc. (the “Company”) in a change to a response to a comment from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form 10 (the “Form 10”) as set forth in your letter, dated February 26, 2015 (the “Comment Letter”), to Dr. Shaun Passley, President and Chief Executive Officer of the Company.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following such comment. Page references in the responses refer to the pages in the Form 10 as filed with the Commission.

General

1. A shell company, as defined under Rule 12b-2 of the Securities Exchange Act of 1934, is a registrant that has no or nominal operations and either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. Please prominently disclose at the onset of your registration statement that your company is currently a shell company. Please also revise to discuss the restrictions on the transferability of your equity interests and the unavailability of Rule 144.

Response to Comment No. 1:

The Company acknowledges the Staff comments and respectfully advises the Staff. The Company is changing its previous response to Comment No: 1. The Company mistakenly concluded it was a shell company based upon the Staff’s comment. We have filed another amendment (“Amendment 2”) to remove the disclosure that the company is a shell.

As noted in your comment, a shell company is defined as a company with no or nominal operations, and wither no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets. Therefore, the test as to whether a Company is a shell must first begin with whether an issuer’s operations are merely a token or trivial. If the answer is no, then no additional analysis is required regarding the assets of an issuer.

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With respect to the Company’s operations, the Company was incorporated on March 3, 2013 in the state of Illinois. The limited operating history of the Company and its status as a development stage start up should not diminish the operations of the Company in light of its active steps to implement its business plan. The Company is a technology company which has designed and patented a flexible mini-fridge. The Company’s disclosures in its registration statement and website outline more than nominal steps the Company has taken to further its business objective. As an development stage company, our operations cannot be measure in the same way other traditional business models, and weight must be given to efforts which result in the development of intellectual property and affirmative steps to identify manufacturing partners and seek  UL certification. The Company has developed a prototype refrigerator, obtained a patent pending status with a serial number of 14/190,683, and identified a manufacturing partner. Through these activities, we have clearly demonstrated our operations are not merely a token, and, therefore, are more than nominal.

Further, the Company it is now engaged in a business activity, has been continuously engaged since the date of its incorporation in a specific business activity not including a plan or purpose to acquire one or more targets companies, and has not been organized or formed for the purpose of marketing itself as a shell or seek a reverse merger candidate, and does not have the intention of doing so. We have no intention to have its current assets and operations returned to management or its affiliates after a merger or acquisition, and the Company is not engaged in a scheme to avoid the definition of a shell company through the actions described in Footnote 32 of SEC Release No. 33-8587.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (312) 955-0512.

Sincerely,

/s/ Shaun Passley, Ph.D.
Shaun Passley, Ph.D.

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